Corporate Office	Jeffrey J. Walker
300 RadioShack Circle	Assistant General Counsel &
MS CF4-101	Assistant Corporate Secretary
Fort Worth, Texas 76102-1964
Phone (817) 415-2627

      January 3, 2012

VIA EDGAR
Mr. Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	RadioShack Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 22, 2011
Form 10-Q for the fiscal period ended September 30, 2011
Filed October 25, 2011
File No. 001-05571

Dear Mr. Mew:

I refer to your letter of comment, dated December 20, 2011, in relation to the above addressed to Mr. Dorvin D. Lively, Executive Vice President – Chief Financial Officer and Chief Administrative Officer of RadioShack Corporation (“RadioShack”).

RadioShack is working to respond to your letter promptly, but needs additional time to finalize its response.  Accordingly, as requested in your letter, I am writing to advise you that RadioShack anticipates responding to the comments in your letter on or before January 13, 2012.  Please contact me at (817) 415-2627 should you like to discuss this matter further.

Thank you for your consideration.

Sincerely,
/s/ Jeffrey J. Walker
Jeffrey J. Walker